FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 3rd, 2017, regarding its financial results for the Third Quarter 2017.

BANCO DE CHILE

Banco de Chile

Earnings Report

3rd Quarter 2017

Key highlights

‘We are very proud of our performance this quarter, particularly in relation to customer income. Even though lower than expected inflation hit our non-customer income, we were able to mitigate part of this effect by leaning on core business drivers that remained solid, which allowed us to post a bottom line of Ch$134 Bn. Customer income improved 4% YoY, primarily steered by income from loans and fees. In this regard, I would like to highlight both a proactive commercial management that has enabled us to improve lending spreads and the recent performance displayed by some of our subsidiaries, which have benefited from a boosting local stock market and strategies aimed at profiting from this rebound. Our risk performance has been also outstanding. We have been able to significantly reduce our ratio of loan loss provisions by effectively following up and monitoring our borrowers while also benefiting from the improved financial condition of certain wholesale customers. Likewise, the retail banking segment has maintained a healthy level to risk amid a long lasting economic slowdown. On the other hand, we are firmly focused on efficiency. We have spread a strong cost control culture across the corporation, which has permitted us to keep expenses almost flat YoY. Furthermore, we keep on investing in long-term projects that should produce efficiency gains over the future by streamlining processes and taking advantage of business scale. Regarding service quality, we continued to be the bank with the highest net promoter score among comparable peers by posting an average of 75% during the 3Q17. In our opinion, this is the basis for future growth. Based on these solid drivers, we are optimistic when looking ahead, particularly in terms of the economic and business landscapes. This view is supported by the recent credit survey released by the Central Bank that suggests a steady strengthening in the demand for loans over the last quarters, particularly among individual customers. Also, an upward trend in confidence and business sentiment indicators outline a more positive outlook for 2018 in terms of investment and household spending, which should translate into higher loan growth and normalized interest rates and inflation’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

•             Chile is heading toward a more favourable cycle. After three years of below trend growth that stood at only 1.8% on average, there exist some signs of economic recovery, such as the positive performance shown by the local stock market, the increase evidenced by trade figures and improved business sentiment. These factors, along with the existence of better expectations for the global economy, support our and market’s expectation on higher growth for next year.

•             When looking at figures, monthly GDP index (Imacec) grew 2.4% YoY in August, well above the average of only 0.5% recorded during the first half. This moderate recovery has been mainly steered by higher copper production, as demonstrated by the strong 9.2% annual increase in mining Imacec. To a lesser degree, the rest of the economy has also performed more positively, as denoted by non-mining activity growing at 1.8% in August (outreaching the 1.3% posted in 1H17). On a sequential basis, the economy is also improving, reflected by the annualized growth of unseasonable Imacec that reached 7.3% in the quarter ending in August, with an impressive rise of 50% in mining activity.

•             Certainly, the most relevant adjustment during the last few months was the sharp reduction in 12-month inflation, which stood at only 1.5% in September, well below the mid-term target of 3.0% set by the Central Bank. This fall has been the consequence of a stronger Chilean peso, which has translated into negligible tradable inflation, while core inflation also remains well below the 3.0% target.

•             Regarding monetary policy, the interest rate has been cut by 100 bp this year to the current level of 2.5%. The Central Bank has signalled that the reference rate would remain flat until next year, which means that expansionary conditions are expected to persist until mid-2018. However, recent inflationary figures below consensus have added pressure to the next monetary policy meetings to conduct more cuts on the policy rate.

•             These improved expectations on economic activity have been evidenced by diverse surveys. According to the Economic Expectations Survey, conducted by the Central Bank, GDP growth is expected to improve from 1.5% this year to 3.0% in 2018 and 3.3% in 2019. This recovery would be accompanied by an increase in headline inflation, from 1.8% this year to 2.6% in 2018.

•             Notwithstanding the more positive outlook for the local economy in 2018, the banking activity remains sluggish. On the one hand, as revealed by the Central Bank’s Credit Survey, lending conditions keep restrictive for certain sort of customers, particularly for companies.  However, this study also concludes that demand for loans among individual customers seem to be strengthening. This trend is consistent with some signs of recovery reflected by diverse economic indicators.

•             As of Sep17, loans managed by the industry recorded a real growth of 3.2%YoY, which is the highest figure posted since the 3Q16. This change was largely prompted by mortgage loans, which affirmed an upward trend by increasing 8.0% YoY.  In the case of consumer loans, these kinds of credits maintained their level of growth at 5.5%. On the other hand, commercial loans posted a slight YoY increase, evidencing some signals of recovery.

•             During the 3Q17, the industry recorded a YoY decrease of 3.9% in net income, from the Ch$536 Bn. posted in the 3Q16 to Ch$514 Bn. in the current quarter. This decline was mainly related to higher operating expenses, which posted an increment of Ch$37 Bn. or 3.1%. This change was partially offset by lower risk expenses and higher operating revenues.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)(2)

(12m% change, in real terms)

(1)        Figures do not include operations of subsidiries abroad.

(2)        Commercial and consumer loans annual growth, prior and for the 4Q16, are adjusted by reclassification effects starting January 2016.

Third Quarter Results

Operating Revenues

During this quarter, operating revenues amounted to Ch$404.5 Bn. and posted a decrease of 5.5% YoY, equivalent to Ch$23.7 Bn. It is possible to observe two opposite forces underlying this trend: First, non-customer income sharply decreasing by 35.6% YoY (Ch$36.8 Bn.) and second, customer income showing an increment of 3.9%YoY (Ch$12.7 Bn.).

In detail, this result was a consequence of:

•                  A negative impact of inflation that, measured as UF variation, decreased 0.03% this quarter, as compared to the increment of 0.66% in the 3Q16. This effect totalled approximately Ch$22.9 Bn. of lower income this quarter.

•                  A decrease in revenues by roughly Ch$4.5 Bn. associated with our USD asset position that hedges our exposure to USD-denominated loan loss allowances and cross border risk allowances. This effect was the result of Ch$ appreciation of 3.7% in the 3Q17 as compared to the appreciation of 0.9% seen in the 3Q16.

•                  Lower income from the management of our trading and available for sale portfolios, by roughly Ch$4.9 Bn. YoY, due to unfavourable shifts in interest rates.

These factors were partly counterbalanced by:

•                  Higher income from loans of Ch$7.8 Bn. due to a 2.9% YoY increase in average loans. This rise was mainly fuelled by a 7.5% expansion in average loans managed by retail banking, which was supported by growth in mortgage loans and, to a lesser extent, commercial loans granted to SMEs.

•                  Fees and commissions income increasing by 4.6% or Ch$3.8 Bn. This change was explained by: (i) an improvement of Ch$1.9 Bn. in fees related to mutual funds management, and (ii) higher net revenues from transactional services (credit cards, ATM usage and checking accounts) amounting to Ch$1.7 Bn. YoY, which is mainly attributable to demand accounts and ATM usage

•                  Positive impact of Credit Value Adjustment for derivatives by roughly Ch$2.9 Bn., mostly due to the positive effect of improved probabilities of default of our counterparties.

Based on the above, our net interest margin reached 3.90%, decreasing 53bp as compared to the figure reached in the 3Q16, mainly as a consequence of lower inflation.

On an YTD basis, our operating revenues reached Ch$1,275.0 Bn.,  recording a YoY decrease of 3.0% or Ch$39.6 Bn. This reduction was mainly the consequence of a drop in non-customer income, including: (i) lower sales of AFS instruments with an impact of Ch$61.1 Bn., and (ii) a negative inflation effect accounting for Ch$25.5 Bn. On the other hand, positive effects were also observed, as follows: (i) higher income from loans by roughly Ch$36.4 Bn. caused by an increment in  average loans as previously mentioned, and (ii) fee income increasing 8.8% or Ch$21.1 Bn., due to higher revenues from both transaccional services and some of our subsidiaries (Mutual Funds, Insurance and Stock Brokerage).

Operating Revenues

(In billions of Ch$)

	Quarters		Change
	3Q16	3Q17	$	%
Net Interest Income	309.0	283.5	(25.4)	(8.2)%
Net Fees and Commissions	82.4	86.2	+3.8	+4.6%
Net Financial Operating Income	29.3	(2.8)	(32.1)	(109.6)%
Foreign Exchange Transactions	0.7	28.6	+27.9	+3828.3%
Other Operating Income	6.7	9.0	+2.2	+33.3%
Total	428.1	404.5	(23.7)	(5.5)%

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin(1)

(1)         Industry ratios for the 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Third Quarter Results

Loan Loss Provisions and Allowances

Loan Loan loss provisions continued showing a positive performance during this quarter, by posting an important 22.0% YoY decrease, from Ch$64.7 Bn. in the 3Q16 to Ch$50.4 Bn. in the 3Q17. This YoY reduction was mainly explained by:

•                  An outstanding risk performance in the wholesale segment during the 3Q17, which translated into a net credit quality improvement of approximately Ch$15.8Bn. This positive effect was mainly due to specific clients, some of them reporting better financial performances that resulted in improved credit ratings and some others reducing their liabilities with the Bank.

•                  A positive FX impact on US$-denominated loan loss allowances by roughly Ch$3.2 Bn. This benefit was caused by a 3.7% appreciation of the Ch$ in the 3Q17 as compared to a 0.9% appreciation in the 3Q16, as previously mentioned.

These positive effects on risk charges were partly offset by:

•                  Higher loan loss provisions of approximately Ch$4.8 Bn. explained by volume and mix. This increase was mainly fuelled by growth in the retail banking segment, which posted a 7.5% YoY increase in average balances.

As a consequence of these drivers, our ratio of loan loss provisions to average loans posted an important improvement of 26 bp., during the 3Q17, from 1.05% in the 3Q16 to 0.79% this quarter. The ratio registered is the lowest figure over the last six years and favourably compares to the 1.10% reached by the industry.

On a YTD basis, our loan loss provisions amounted to Ch$175.7 Bn., recording a decrease of 21.0%, equivalent to Ch$46.8Bn. This change was mainly associated with:

•                  The establishment of additional allowances by approximately Ch$52.1 Bn. as of Sep16.

•                  A net credit quality improvement of Ch$15.9 Bn. fostered by the wholesale banking segment, which registered an annual decrease of Ch$20.5 Bn. in risk expenses.

Nonetheless, this advance was partly offset by:

•                  Higher loan loss provisions of approximately Ch$14.8 Bn. explained by volume and mix, mainly associated with growth in the retail banking segment.

•                  A negative FX impact on US$-denominated loan loss allowances by roughly Ch$5.3 Bn., caused by a 4.7% appreciation of the Ch$ as of Sep17 as compared to a 7.2% appreciation as of Sep16.

As a result of above-mentioned factors, our ratio of loan loss provisions to average loans, posted an improvement of 29 bp., going from 1.21% recorded a year ago, to 0.92% as of Sep17.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Change
3Q16	3Q17	$	%
Loan Loss Allowances
Initial Allowances	(599.3)	(592.5)	+6.8	(1.1)%
Charge-offs	66.6	78.9	+12.2	+18.4%
Sales of Loans	19.6	12.5	(7.1)	(36.3)%
Provisions established, net	(76.4)	(65.1)	+11.2	(14.8)%
Final Allowances	(589.3)	(566.2)	+23.1	(3.9)%
Provisions Established	(76.4)	(65.1)	+11.3	(14.8)%
Prov. Financial Guarantees	(0.1)	1.5	+1.6	(1997.4)%
Additional Provisions	0.0	0.0	+0.0	—
Recoveries	11.7	13.2	+1.4	+12.1%
Loan Loss Provisions	(64.7)	(50.4)	+14.3	(22.1)%
Credit Quality Ratios
Allowances / Total loans	2.36%	2.22%	(14	)bp
Allowances / Total Past Due	1.95	x	1.80	x	-0.15	x
Provisions / Avg. Loans	1.05%	0.79%	(26	)bp
Charge-offs / Avg. Loans	1.08%	1.24%	+16	bp
Total Past Due / Total Loans	1.21%	1.23%	+2	bp
Recoveries / Avg. Loans	0.19%	0.21%	+2	bp

Provisions / Avg. Loans (1)

(1)         Industry ratios for the 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Third Quarter Results

Operating Expenses

During the 3Q17, operating expenses maintained the same level posted in previous quarters, registering a 0.1% decrease. This result is a consequence of our cost control measures and continuous improvements of core processes. Main factors explaining our OpEx this quarter were:

•             An annual decrease of Ch$2.6 Bn. (2.5%) in personnel expenses, mainly explained by a drop of Ch$3.8 Bn. in salaries, compensations and benefits to the staff. This change was given by a YoY decrease of 5.4% in average headcount, due to both the merger of our former Promarket subsidiary into the Bank and the optimization of a group of CrediChile’s branches. On the other hand, there were higher severance payments of nearly Ch$1.7 Bn. that partly counterbalanced these positive effects.

•             A YoY decline of Ch$1.7 Bn. or 20.1% in marketing expenses.

•             Lower expenses related to the distribution network, including less maintenance and rentals expenses associated with ATMs by Ch$0.5 Bn. YoY and Ch$0.6 Bn. of lowered branch network costs (rentals, maintenance and transportation of valuables).

These advances were counterbalanced by:

•             An increment of nearly Ch$1.4 Bn. in expenses related to IT developments, in line with our efforts to improve productivity.

•             Further expenses linked with sales of consumer credits by roughly Ch$1.4 Bn. YoY.

•             An annual increment of Ch$1.6 Bn. in other operating expenses mostly associated with higher costs related to leasing operations.

•             Depreciation and amortization increasing Ch$0.6 Bn. YoY. This trend was mainly due to IT investments, particularly ATMs.

Despite the behaviour of our OpEx, the efficiency ratio registered an increment of 267bp, from 46.2% in the 3Q16 to 48.8% in the 3Q17, strongly affected by lower operating revenues. However, our cost control efforts were reflected in a cost-to-assets ratio improving 11bp.

On a YTD basis, our cost base registered an important decrease of Ch$10.7 Bn. or 1.8%, totalling Ch$586.8 Bn. as of Sep17. This decline was mostly related to:

•             Personnel expenses decreasing 2.0% or Ch$6.2 Bn. It was mainly caused by: (i) a decrease of Ch$5.8 Bn. in line items associated with salaries, compensations and benefits, and (ii) a one-time bonus of Ch$3.0 Bn. granted to the staff of some subsidiaries as a result of the completion of collective bargaining processes during 2016. These effects were partly counterbalanced by severance payments with an increment of Ch$2.5 Bn. YoY.

•             A drop of Ch$6.9 Bn. in non-credit related provisions set in 2016.

•             Lower marketing expenses by approximately Ch$2.7 Bn. YoY.

•             A decline of Ch$1.6 Bn. in costs related to the distribution network, including maintenance, rentals and transportation of valuables, due to branches optimization and ATMs replacement in 2016.

These drivers were partially offset by: (i) an increase of Ch$4.3 Bn. in outsourced credit evaluation services, (ii) higher IT expenses of Ch$2.8 Bn. YoY related to internal developments intended to improve processes and systems, and (iii) Ch$2.5 Bn. of further expenses related to leasing operations.

Operating Expenses

(In billions of Ch$)

	Quarters		Change
	3Q16	3Q17	$	%
Personnel expenses	(104.6)	(102.0)	+2.6	(2.5)%
Administrative expenses	(79.4)	(79.1)	+0.3	(0.3)%
Depreciation and Amort.	(8.3)	(9.0)	(0.7)	7.5%
Impairments	0.0	0.0	+0.0	—
Other Oper. Expenses	(5.3)	(7.4)	(2.1)	39.9%
Total Oper. Expenses	(197.6)	(197.5)	+0.1	(0.1)%
Additional Information
Op. Exp. / Op. Rev.	46.2%	48.8%		+267	bp
Op. Exp. / Avg. Assets	2.6%	2.5%		(11	)bp
Headcount (#)	14,840	14,106		(4.9)%
Branches (#)	421	401		(4.8)%

Efficiency Ratio (1)

Operating Expenses / Operating Revenues

(1)         Industry ratios for the 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Third Quarter Results

Results by Business Segments

During the 3Q17, our segments posted a YoY decrease of 5.4% in income before income tax, aligned with Bank’s results.  As usual, the Retail Banking business continued to be the most important segment in terms of results by representing a 46.1% stake, followed by the Wholesale Banking business, which accounted for a 41.3%. Our Subsidiaries and the Treasury segment represented an 8.7% and 4.0% share, respectively.

•                  The retail banking business registered a YoY decrease of Ch$6.7 Bn. (8.5%) in income before income tax from Ch$79.7 Bn. in the 3Q16 to Ch$72.9 Bn. in the 3Q17. This reduction was mainly explained by lower operating revenues, affected by the sharp YoY decrease in inflation. However, this factor was partly offset by higher fees and commissions coming from transactional services, as well as higher income from loans. Regarding provisions for loan losses, they posted a moderate increase, related to loan growth. On the other hand, operating expenses registered a slight decrease, in line with the cost control measures adopted by the bank, such as the merger of Promarket subsidiary into the bank’s operations and the optimization of CrediChile’s branch network.

•                  The wholesale banking segment posted a decline of Ch$3.5 Bn. (5.1%) in income before income tax from Ch$68.8 Bn. in the 3Q16 to Ch$65.3 Bn. in the 3Q17. This decrease was mainly influenced by the drop in operating revenues due to the impact of inflation, and to a lesser extent, by slightly higher operating expenses.  On the other hand, provisions for loan losses had a positive effect on results this quarter as a consequence of better performance of specific clients when compared to the 3Q16.

•                  Regarding Subsidiaries, income before income tax increased by Ch$5.3 Bn. YoY. This improvement was principally associated with a higher bottom line in our Securities Brokerage subsidiary. This company has benefited from the rebound seen in the local stock market and specific deals that produced an increase in fees from stock brokerage. Also, this subsidiary posted a significant increase in profit from fixed-income. Furthermore, our Mutual Funds and Insurance Brokerage subsidiaries recorded an increase in income before income tax, based on an increase of 8% in both AUM and gross written premiums, respectively.

•                  On the other hand, Treasury segment posted a YoY decrease of Ch$4.1 Bn. in its income before income tax. This result was related to lower income from the management of our investment portfolio, which includes lesser revenues from sales of AFS instruments. However, this effect was partly offset by the positive impact of the CVA during the period.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

(In billions of Ch$)

Additional Information

	3Q16		3Q17
Efficiency Ratio
Retail	49.6%		49.8%
Wholesale	31.9%		42.9%

Provisions/Avg. Loans
Retail	0.43%		0.43%
Wholesale	-0.12%		0.00%

Lending/Non-Lending
Retail	0.6	x	0.6	x
Wholesale	1.5	x	1.5	x

Borrowers
Retail	1,169,488		1,179,525
Wholesale	10,147		10,167

Loan Portfolio

As of September 2017, our loan book posted a slight YoY increase of 1.8%, totalling Ch$25,450 Bn. This behaviour is consistent with the current economic context. In terms of our competitive position, we remained second in total loans with a market share of 17.5% as of Sep17.

Similar to the previous quarters, our loan book expansion was steered by retail banking loans, which grew by 8.1% YoY in the 3Q17. This performance has been primarily the result of:

•                  Loans from middle and upper income individuals increasing 8.1% or Ch$854.3 Bn. YoY. This expansion was mainly caused by mortgage loans growing 9.0% YoY, equivalent to Ch$558.7 Bn. This effect has been a consequence of interest rates at historical lows that have encouraged customers to borrow long term credits, in line with the last quarterly credit survey conducted by the Central Bank, which highlighted a robust demand, although conditions of credit supply continues restrictive. Additionally, commercial and consumer loans granted to individuals jointly increased by 6.9% YoY or Ch$295.6 Bn.

•                  A YoY increment of 11.2% or Ch$321.7 Bn. in SMEs loans. As we have seen previously, this banking unit continued to show a solid upward trend. Even though the Central Bank’s survey described limited credit conditions for this segment, demand keeps increasing. In addition, Banco de Chile has also focused on maintaining adequate levels of share of wallet while improving customer relationship management.

•                  Conversely, loans managed by our Consumer Finance division showed a decrease in the period, by posting a reduction of 2.9% or Ch$23 Bn., in line with commercial decisions we have explained in past reports, which are related to the risk-return equation.

On the other hand, the wholesale segment posted a YoY decrease of 6.5% or Ch$706.5 Bn. in its loan book. Most of this decline was concentrated in the Corporate sub-segment, which recorded a 14.5% annual shrink, equivalent to Ch$585.7 Bn. Instead, the Large Companies sub-segment posted a tempered scale down of Ch$120.8 Bn. or 1.8% YoY. This behaviour has been largely influenced by a long lasting economic deceleration and subdued investment, which has translated into a lowered demand for financing and restrictive supply conditions for companies. In addition, during the 3Q17, some companies from the salmon sector have reduced their liabilities with us based on an improved financial condition. Consequently, we have benefited from lowered risk expenses. Likewise, companies from other industries have issued debt in financial markets in order to reduce their exposure to banks.

To conclude, it is worth mentioning some positive trends that are taking place in the local economy. First of all, consumer confidence and business sentiment indicators are moving up towards positive territory, as revealed by the Central Bank.  Also, market consensus with regard to GDP growth for 2018 gives some colour on a moderate but solid recovery that should be supported by both higher household spending and investment. These dynamics should translate into higher loan growth in 2018, particularly for the wholesale segment, which has been impacted by the current business landscape.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

As of Sep17, our structure continues robust, as a result of our continuous effort in function of optimizing cost funding and being aligned with our strategy.

Demand deposits continued to be one of our main competitive advantages by representing 25.5% of our whole funding sources. More importantly, core-deposits remained strong by increasing from 47.4% as of Sep16 to 49.1% as of Sep17 as a percentage of our liability structure. This increase was supported by a 6.8% YoY increase in core deposits balances. Regarding market share, we continue to be the leader in this source of funding with a market share of 22.6% in total demand deposits and 28.9% in checking accounts balances held by individuals, both as of Sep30, 2017.

Our leadership among individuals has to do with our ability to become the principal bank since a new checking account is opened. Based on a solid strategy we have managed to be the principal or exclusive bank for most of the new checking account holders over the last year, which support both our market share and stability of demand deposits as a source of funding.

As a consequence of these trends, we were able to replace non-core or less stable deposits coming from institutional or wholesale banking customers, as well as funding from financial institutions. As of Sep17, the share of non-core deposits decreased 2.4 percentage points, representing an 8.9% of our funding structure.

Additionally, long-term debt has remained stable, maintaining its share as funding source at 19.9% as of Sep17. Following this trend, during October 2017 we placed 20-year notes amounting to JPY10 Bn. (~USD90 million) under the MTN program registered in Luxembourg. As usual, we converted the fixed-rate borne by the notes to local rate (expressed in UF) by means of a cross currency swap. This placement was carried out at a very low spread on the benchmark and contributes to improve our liquidity ratios given its tenor.

During the 3Q17, we have also continued using our commercial paper program intensively. In fact, we raised approximately Ch$141.6 Bn. (~USD221 million) from this debt shelf during the quarter. These liabilities are mainly intended to fund trade finance loans and enable us to provide competitive rates to our customers. As of Sep17 we had an outstanding balance of ~USD385 million in commercial papers.

Based on the above, our cost of funding continues to be very competitive, in both local and foreign currency, when compared to the main Chilean banking players. As of Sep17, we posted a cost of funds of 2.5% in local currency, which was well below the rest of the main players. Similarly, the cost of funds in foreign currency remains as one of the lowest among peers.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency (1)

(As of Sep30, 2017)

(1)         Ratios have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger, when applicable.

Capital Adequacy & Other Topics

Our equity amounted to Ch$3,037.4 Bn. as of Sep17. This figure represented a 6.5% YoY increase, from the Ch$2,853.2 Bn. posted a year ago. Main drivers explaining the increase in our equity were:

•                  Capitalization of roughly Ch$133.4 Bn. from the net distributable earnings recorded in 2016. This retention is equivalent to 40% of our net distributable earnings (once paid the dividend to SAOS). Accordingly, our paid-in capital increased from Ch$2,138.0 Bn. in Sep16 to Ch$2,271.4 Bn. in Sep17.

•                  An increase of Ch$77.0 Bn. in reserves. This amount is related to the recognition and retention of the effect of inflation on our shareholders’ equity, which is meant to be a hedge of our equity against variations in inflation in order to maintain its value in real terms.

•                  On the other hand, other equity accounts posted a YoY decrease of Ch$12.6 Bn. The annual change was mainly steered by a decline of Ch$14.3 Bn. in fair value adjustments of hedge accounting derivatives for debt issued in foreign currency, as a result of increments in off-shore interest rates and decreases in real domestic interest rates, affecting asset and financing legs, respectively by the end of 2016. This effect was partly offset by fair value gains of AFS securities by roughly Ch$1.6 Bn. YoY. This change was mainly attributable to favourable shifts in interest rates for positions held in AFS instruments denominated in UF (principally mortgage notes) and, to a lesser degree, positions in securities denominated in Ch$.

Based on the above-mentioned factors, our capital adequacy ratios improved 53bp. YoY. In fact, as of Sep 30, 2017 our BIS ratio reached 14.4%, as compared to the 13.8% posted a year earlier. Likewise, our Tier1 ratio had an increment of 61 bp., reaching 11.3% as of Sep17.

SM-Chile Subordinated Debt

As publicly known, the contractual terms embedded in the subordinated debt establish a formal tenor of 40 years (2036) for this obligation held by SM-Chile with the Central Bank. On May 2nd, 2017 the amount of capital due reached UF8.3 million or approximately Ch$221.7 Bn., once paid the dividend related to our net distributable earnings for 2016. When the subordinated debt is totally paid off, the tax benefit by which BCH deducts the dividend paid to SAOS every year will vanish and, therefore, the effective tax rate for BCH will increase by approximately 5%, all things being equal. At the same time, the free-float of BCH’s stock will increase from the current 27.5% to around 44.0%.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Sep-16	Sep-17
Capital & Reserves
Capital	2,138.0	2,271.4
Reserves	486.1	563.1
Other Accounts	1.9	(10.7)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	428.2	433.7
Provisions for Min. Dividends	(217.1)	(236.0)
Minority Interest
Minority Interest	—	—
Total Equity	2,853.2	3,037.4

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q16	2Q17	3Q17	3Q17	% Change		Sep-16	Sep-17	Sep-17	% Change
	MCh$	MCh$	MCh$	MUS$	3Q17/3Q16	3Q17/2Q17	MCh$	MCh$	MUS$	Sep-17/Sep-16
Interest revenue and expense
Interest revenue	477,705	550,909	393,895	616.3	(17.5)%	(28.5)%	1,446,143	1,401,571	2,193.0	(3.1)%
Interest expense	(168,719)	(227,428)	(110,352)	(172.7)	(34.6)%	(51.5)%	(530,885)	(491,007)	(768.3)	(7.5)%
Net interest income	308,986	323,481	283,543	443.7	(8.2)%	(12.3)%	915,258	910,564	1,424.7	(0.5)%
Fees and commissions
Income from fees and commissions	111,045	118,557	118,185	184.9	6.4%	(0.3)%	327,648	350,554	548.5	7.0%
Expenses from fees and commissions	(28,655)	(30,530)	(32,025)	(50.1)	11.8%	4.9%	(87,501)	(89,354)	(139.8)	2.1%
Net fees and commissions income	82,390	88,027	86,160	134.8	4.6%	(2.1)%	240,147	261,200	408.7	8.8%
Net Financial Operating Income	29,314	14,973	(2,821)	(4.4)	—	—	128,574	23,886	37.4	(81.4)%
Foreign exchange transactions, net	728	11,631	28,598	44.7	3,828.3%	145.9%	7,131	54,117	84.7	658.9%
Other operating income	6,735	9,892	8,979	14.0	33.3%	(9.2)%	23,474	25,207	39.4	7.4%
Total Operating Revenues	428,153	448,004	404,459	632.8	(5.5)%	(9.7)%	1,314,584	1,274,974	1,994.9	(3.0)%
Provisions for loan losses	(64,695)	(62,103)	(50,445)	(78.9)	(22.0)%	(18.8)%	(222,454)	(175,663)	(274.9)	(21.0)%
Operating revenues, net of provisions for loan losses	363,458	385,901	354,014	553.9	(2.6)%	(8.3)%	1,092,130	1,099,311	1,720.1	0.7%
Operating expenses
Personnel expenses	(104,614)	(102,158)	(102,003)	(159.6)	(2.5)%	(0.2)%	(311,234)	(305,079)	(477.3)	(2.0)%
Administrative expenses	(79,393)	(78,711)	(79,118)	(123.8)	(0.3)%	0.5%	(236,802)	(236,827)	(370.6)	(0.0)%
Depreciation and amortization	(8,349)	(8,648)	(8,973)	(14.0)	7.5%	3.8%	(24,915)	(26,180)	(41.0)	5.1%
Impairments	0	—	—	—	—	—	(4)	(1)	(0.0)	(75.0)%
Other operating expenses	(5,324)	(7,713)	(7,449)	(11.7)	39.9%	(3.4)%	(24,465)	(18,671)	(29.2)	(23.7)%
Total operating expenses	(197,680)	(197,230)	(197,543)	(309.1)	(0.1)%	0.2%	(597,420)	(586,758)	(918.1)	(1.8)%
Net operating income	165,778	188,671	156,471	244.8	(5.6)%	(17.1)%	494,710	512,553	802.0	3.6%
Income attributable to affiliates	1,542	1,532	1,817	2.8	17.8%	18.6%	3,373	4,340	6.8	28.7%
Income before income tax	167,320	190,203	158,288	247.7	(5.4)%	(16.8)%	498,083	516,893	808.8	3.8%
Income tax	(22,617)	(30,385)	(24,438)	(38.2)	8.1%	(19.6)%	(69,868)	(83,232)	(130.2)	19.1%
Net Income for the period	144,703	159,818	133,850	209.4	(7.5)%	(16.2)%	428,215	433,661	678.5	1.3%
Non-Controlling interest	—	—	1	0	—	—	—	1	0	—
Net Income attributable to bank’s owners	144,703	159,818	133,849	209.4	(7.5)%	(16.2)%	428,215	433,660	678.5	1.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.11 per US$1.00 as of Sep30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-16	Jun-17	Sep-17	Sep-17	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-17/Sep-16	Sep-17/Jun-17
Cash and due from banks	1,161,938	1,156,318	1,200,281	1,878.1	3.3%	3.8%
Transactions in the course of collection	485,580	901,313	519,833	813.4	7.1%	(42.3)%
Financial Assets held-for-trading	1,411,245	1,867,111	1,184,531	1,853.4	(16.1)%	(36.6)%
Receivables from repurchase agreements and security borrowings	46,534	55,809	65,761	102.9	41.3%	17.8%
Derivate instruments	1,055,574	938,160	1,087,557	1,701.7	3.0%	15.9%
Loans and advances to Banks	1,081,945	380,382	592,767	927.5	(45.2)%	55.8%
Loans to customers, net
Commercial loans	14,372,824	14,468,073	14,149,006	22,138.6	(1.6)%	(2.2)%
Residential mortgage loans	6,756,762	7,249,122	7,368,711	11,529.6	9.1%	1.6%
Consumer loans	3,874,667	3,918,782	3,932,051	6,152.4	1.5%	0.3%
Loans to customers	25,004,253	25,635,977	25,449,768	39,820.6	1.8%	(0.7)%
Allowances for loan losses	(589,372)	(592,513)	(566,211)	(885.9)	(3.9)%	(4.4)%
Total loans to customers, net	24,414,881	25,043,464	24,883,557	38,934.7	1.9%	(0.6)%
Financial Assets Available-for-Sale	399,517	937,738	1,309,061	2,048.3	227.7%	39.6%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	31,815	34,813	36,437	57.0	14.5%	4.7%
Intangible assets	28,170	30,613	33,925	53.1	20.4%	10.8%
Property and Equipment	217,213	215,500	215,898	337.8	(0.6)%	0.2%
Current tax assets	1,939	16,290	22,184	34.7	1,044.1%	36.2%
Deferred tax assets	286,758	296,353	297,237	465.1	3.7%	0.3%
Other assets	395,729	403,469	494,114	773.1	24.9%	22.5%
Total Assets	31,018,838	32,277,333	31,943,143	49,980.7	3.0%	(1.0)%

	Sep-16	Jun-17	Sep-17	Sep-17	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-17/Sep-16	Sep-17/Jun-17
Liabilities
Current accounts and other demand deposits	7,629,008	8,212,432	8,150,505	12,752.9	6.8%	(0.8)%
Transactions in the course of payment	297,673	657,276	334,535	523.4	12.4%	(49.1)%
Payables from repurchase agreements and security lending	221,271	186,082	192,295	300.9	(13.1)%	3.3%
Saving accounts and time deposits	10,572,835	10,544,640	10,395,287	16,265.3	(1.7)%	(1.4)%
Derivate instruments	1,067,561	968,315	1,208,223	1,890.5	13.2%	24.8%
Borrowings from financial institutions	1,123,190	1,121,958	1,242,438	1,944.0	10.6%	10.7%
Debt issued	6,165,344	6,609,678	6,351,278	9,937.7	3.0%	(3.9)%
Other financial obligations	165,436	152,571	117,840	184.4	(28.8)%	(22.8)%
Current tax liabilities	6,437	1,172	2,462	3.9	(61.8)%	110.1%
Deferred tax liabilities	27,114	27,928	28,515	44.6	5.2%	2.1%
Provisions	580,122	521,857	609,436	953.6	5.1%	16.8%
Other liabilities	309,670	289,592	272,933	427.1	(11.9)%	(5.8)%
Total liabilities	28,165,661	29,293,501	28,905,747	45,228.1	2.6%	(1.3)%
Equity of the Bank’s owners
Capital	2,138,047	2,271,401	2,271,401	3,554.0	6.2%	0.0%
Reserves	486,083	563,069	563,069	881.0	15.8%	0.0%
Other comprehensive income	1,894	(9,028)	(10,748)	(16.8)	(667.5)%	19.1%
Retained earnings from previous periods	16,060	16,060	16,060	25.1	0.0%	0.0%
Income for the period	428,215	299,811	433,660	678.5	1.3%	44.6%
Provisions for minimum dividends	(217,123)	(157,482)	(236,047)	(369.3)	8.7%	49.9%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,853,177	2,983,832	3,037,396	4,752.5	6.5%	1.8%
Total Liabilities & Equity	31,018,838	32,277,333	31,943,143	49,980.7	3.0%	(1.0)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.11 per US$1.00 as of Sep30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	3Q16	2Q17	3Q17	Sep-16	Jun-17	Sep-17
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.48	1.64	1.35	4.39	3.07	4.36
Net income per ADS (Ch$)	889.35	982.24	807.58	2,631.81	1,842.64	2,616.50
Net income per ADS (US$)	1.35	1.48	1.26	4.00	2.78	4.09
Book value per Share (Ch$)	29.23	30.56	30.54	29.23	30.56	30.54
Shares outstanding (Millions)	97,624	97,624	99,444	97,624	97,624	99,444
Profitability Ratios (3)(4)
Net Interest Margin	4.43%	4.46%	3.90%	4.37%	4.35%	4.20%
Net Financial Margin	4.86%	4.82%	4.25%	5.02%	4.72%	4.56%
Fees & Comm. / Avg. Interest Earnings Assets	1.18%	1.21%	1.18%	1.15%	1.22%	1.20%
Operating Revs. / Avg. Interest Earnings Assets	6.13%	6.17%	5.56%	6.28%	6.04%	5.88%
Return on Average Total Assets	1.88%	1.99%	1.66%	1.85%	1.88%	1.81%
Return on Average Equity	20.36%	21.74%	17.81%	20.49%	20.44%	19.55%
Capital Ratios
Equity / Total Assets	9.20%	9.24%	9.51%	9.20%	9.24%	9.51%
Tier I (Basic Capital) / Total Assets	8.08%	8.18%	8.47%	8.08%	8.18%	8.47%
Tier I (Basic Capital) / Risk-Wighted Assets	10.68%	10.87%	11.29%	10.68%	10.87%	11.29%
Total Capital / Risk- Weighted Assets	13.83%	13.88%	14.36%	13.83%	13.88%	14.36%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.21%	1.21%	1.23%	1.21%	1.21%	1.23%
Allowance for Loan Losses / Total Past Due	195.11%	191.00%	180.26%	195.11%	191.00%	180.26%
Impaired Loans / Total Loans to Customers	3.34%	3.28%	3.11%	3.34%	3.28%	3.11%
Loan Loss Allowances / Impaired Loans	70.52%	70.49%	71.48%	70.52%	70.49%	71.48%
Loan Loss Allowances / Total Loans to Customers	2.36%	2.31%	2.22%	2.36%	2.31%	2.22%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.05%	0.98%	0.79%	1.21%	0.99%	0.92%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.17%	44.02%	48.84%	45.45%	44.71%	46.02%
Operating Expenses / Average Total Assets (3) (4)	2.56%	2.46%	2.45%	2.58%	2.45%	2.45%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	27,917,360	29,029,239	29,096,134	27,910,006	28,806,519	28,903,057
Avg. Assets (million Ch$)	30,831,423	32,086,022	32,245,229	30,887,447	31,811,594	31,956,139
Avg. Equity (million Ch$)	2,842,940	2,940,726	3,006,296	2,786,191	2,933,002	2,957,433
Avg. Loans to customers (million Ch$)	24,733,305	25,457,057	25,442,375	24,596,733	25,335,154	25,370,894
Avg. Interest Bearing Liabilities (million Ch$)	17,991,074	18,254,902	18,288,864	17,947,682	18,072,787	18,144,812
Risk-Weighted Assets (Million Ch$)	26,716,022	27,455,816	26,908,132	26,716,022	27,455,816	26,908,132
Additional Data
Exchange rate (Ch$/US$)	657.33	663.90	639.11	657.33	663.90	639.11
Employees (#)	14,840	14,092	14,106	14,840	14,092	14,106
Branches (#)	421	402	401	421	402	401

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$639.11 per US$1.00 as of Sep30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía	Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3rd, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO